www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2026/11/10: UMC will attend investor conferences on 2026/11/16

99.2 Announcement on 2026/11/10: UMC will attend investor conferences on 2026/11/18

99.3 Announcement on 2026/11/10: To announce related materials on acquisition of intangible assets

99.4 Announcement on 2026/11/11: To announce the registration of capital reduction due to cancellation of the RSA

99.5 Announcement on 2026/11/10: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2026/11/16

1. Date of institutional investor conference: 2026/11/16

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: W Hotel Taipei

4. Outline of institutional investor conference:

The Company will attend the “Taiwan Conference 2026”, held by Macquarie.

5. Any other matters that need to be specified: None

Exhibit 99.2

UMC will attend investor conferences on 2026/11/18

1. Date of institutional investor conference: 2026/11/18

2. Time of institutional investor conference: 10:30 AM

3. Location of institutional investor conference: Mandarin Oriental, Singapore

4. Outline of institutional investor conference:

The Company will attend the “Asia Pacific Summit”, held by Morgan Stanley.

5. Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of intangible assets

1. Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.): Software and intellectual property

2. Date of occurrence of the event: 2026/05/05~2026/11/10

3. Date of the board of directors’ resolution: NA

4. Other approval date:

Approval level: NA; 2026/11/10

5. Amount, unit price, and total monetary amount of the transaction:

Transaction volume: one batch;

average unit price: NT$1,171,169,241;

total transaction price: NT$1,171,169,241.

6. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

SYNOPSYS INTERNATIONAL LIMITED, TAIWAN BRANCH; non-related party transaction

7. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

8. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

9. Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor’s rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor’s rights, currently being disposed of, over such related party): NA

10. Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition): NA

11. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term.

12. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

13. Net worth per share of the Company’s underlying securities acquired or disposed of: NA

14. Cumulative no. of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment: NA

15. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present: NA

16. Broker and broker’s fee: None

17. Concrete purpose or use of the acquisition or disposal: For Production and R&D

18. Any dissenting opinions of directors to the present transaction: NA

19. Whether the counterparty of the current transaction is a related party: No

20. Date of ratification by supervisors or approval by the Audit Committee: NA

21. Whether the CPA issued an unreasonable opinion regarding the current transaction: NA

22. Name of the CPA firm: Kau Wei CPAs Firm

23. Name of the CPA: Tsai wen ching

24. Practice certificate number of the CPA:

Certificate No. 1494 of Tai-Tsai-Cheng (No.6) issued by Ministry of Finance, Taiwan

25. Whether the transaction involved in change of business model: No

26. Details on change of business model: NA

27. Details on transactions with the counterparty for the past year and the expected coming year: Depending on the Company’s operation requirements

28. Source of funds: Working capital

29. Date on which material information regarding the same event has been previously released: NA

30. Any other matters that need to be specified: None

Exhibit 99.4

To announce the registration of capital reduction due to cancellation of the RSA

1. Date of the competent authority’s approval of capital reduction: 2026/11/10

2. Date of completion of capitalization change registration: 2026/11/10

3. Effect on the financial statements (including any discrepancy between the amount of paid-in capital and the no. of shares outstanding, and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital is NT$125,700,938,990; the shares outstanding are 12,539,542,899 shares; book value per share is NT$37.55

(2) After the capital reduction: The paid-in capital is NT$125,695,204,800; the shares outstanding are 12,538,969,480 shares; book value per share is NT$37.56

(Note: Net worth per share was calculated based on the consolidated financial statements for the third quarter of 2026 reviewed by CPA.)

4. Plan for expected share replacement operations: NA

5. Estimated no. of listed common shares after capital reduction and new issue: NA

6. Estimated no. of listed common shares as a percentage of issued common shares after capital reduction and new issue (No. of common shares after capital reduction/No. of issued common shares): NA

7. Countermeasures for poor circulation of equity if the aforesaid estimated no. of listed common shares does not reach 60 million shares and the percentage does not reach 25% after capital reduction: NA

8. Any other matters that need to be specified: None

Exhibit 99.5

United Microelectronics Corporation

For the month of October, 2026

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of September 30, 2026	Number of shares as of October 31, 2026	Changes
--	--	--	--	--
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of September 30, 2026	Number of shares as of October 31, 2026	Changes
--	--	--	--	--